FILED PURSUANT TO RULE 424(B)(3)

REGISTRATION NO. 333-164313

PHILLIPS EDISON – ARC SHOPPING CENTER REIT INC.

SUPPLEMENT NO. 2 DATED NOVEMBER 1, 2010

TO THE PROSPECTUS DATED SEPTEMBER 17, 2010

This document supplements, and should be read in conjunction with, our prospectus dated September 17, 2010, as supplemented by supplement no. 1 dated October 15, 2010, relating to our offering of 180,000,000 shares of common stock. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	the status of the offering;

•	the appointment of R. Mark Addy as our Chief Operating Officer; and

•	the execution of an agreement to acquire a shopping center containing 82,033 rentable square feet located in Salem, Virginia.

Status of the Offering

We commenced our initial public offering on August 12, 2010, pursuant to which we are offering up to 150,000,000 shares of our common stock in a primary offering at $10.00 per share, with discounts available for certain categories of purchasers, and up to 30,000,000 shares of our common stock pursuant to our distribution reinvestment plan at $9.50 per share. As of October 29, 2010, we had raised aggregate gross offering proceeds of approximately $4.1 million from the sale of approximately 455,981 shares in our initial public offering. No shares have been issued under our dividend reinvestment plan.

Appointment of R. Mark Addy as Our Chief Operating Officer

On October 27, 2010, R. Mark Addy was appointed as our Chief Operating Officer. The background of Mr. Addy is described in the “Management—Our Sponsors” section of our prospectus.

Purchase and Sale Agreement

We, through an indirect wholly owned subsidiary, have entered into a purchase and sale agreement to acquire a shopping center containing 82,033 rentable square feet located at 161 Electric Road on approximately 9.58 acres of land in Salem, Virginia (the “Property”). On September 14, 2010, an affiliate of our sub-advisor, Phillips Edison Group LLC (the “Affiliate”), entered into a purchase agreement with Lakeside Plaza, LLC, a Virginia limited liability company, to purchase the Property. The contract purchase price for the Property is $8.75 million, excluding closing costs. On October 28, 2010, the Affiliate assigned this purchase agreement to our indirect wholly owned subsidiary. The seller is not affiliated with us or any of our affiliates. We intend to fund the purchase of the Property with financing proceeds and proceeds from this offering. Pursuant to the purchase and sale agreement, we would be obligated to purchase the Property only after satisfaction of agreed upon closing conditions. There can be no assurance that we will complete the acquisition. In some circumstances, if we fail to complete the acquisition, we may forfeit up to $200,000 of earnest money.

Currently, the Property is approximately 99% leased to fifteen tenants. Kroger, a regional market-leading grocery store chain, occupies 52,337 rentable square feet of the Property; and CVS, a national market-leading pharmacy chain, occupies another 10,070 rentable square feet. No other tenant occupies more than 10% of the total rentable square feet of the Property.

The Kroger lease expires on January 31, 2019 and the average rental rate over the remaining lease term is $406,658. Kroger has five options to extend the term of its lease by five years. The CVS lease expires on January 31, 2014 and the average rental rate over the remaining lease term is $91,632. CVS has six options to extend the term of its lease by five years.

The Property was partially constructed and commenced rental operations in 1988. Construction of the Property was completed in 1989. The average occupancy rate for the Property in 2008 and 2009 was 91% and 96%, respectively. The average effective annual rental rate per square foot for the Property in 2008 and 2009 was $9.49 and $9.32, respectively. We calculate average effective annual rental rate per square foot as the annualized contractual base rental income, net of free rent, for the year divided by the average leased square feet.

The table below sets forth a schedule of expiring leases for the Property by square footage and by annualized contractual base rent as of October 1, 2010.

Year	Number of Expiring Leases	Annualized Base Rent	% of Annualized Base Rent	Leased Rentable Square Feet Expiring	% of Rentable Square Feet Expiring
2010	1	$22,400	2.75%	1,400	1.71%
2011	–	–	–	–	–
2012	4	$72,420	8.88%	5,055	6.16%
2013	3	$54,304	6.66%	3,475	4.24%
2014	2	$119,200	14.62%	11,295	13.77%
2015	3	$98,487	12.08%	5,375	6.55%
2016	–	–	–	–	–
2017	–	–	–	–	–
2018	–	–	–	–	–
2019	2	$448,325	55.00%	54,533	66.48%
Thereafter	–	–	–	–	–

Annualized effective base rent of expiring leases, for each of the years indicated above, is calculated based on the contractual rent as of October 1, 2010.

We currently have no plans for capital improvement of the Property, and we believe that the Property is suitable for its intended purpose and adequately insured.